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         U.S. SECURITIES AND EXCHANGE COMMISSION
                 WASHINGTON, D.C. 20549

                       FORM 12B-25
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               NOTIFICATION OF LATE FILING              SEC FILE NUMBER
                                                             0-27576
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                                                            CUSIP NUMBER
                                                            236365 10  2
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(CHECK ONE):  / / Form 10-K and Form 10-KSB   / / Form 20-F   / / Form 11-K
              /X/ Form 10-Q and Form 10-QSB   / / Form N-SAR

                      For Period Ended: SEPTEMBER 25, 1999


                     [ ] Transition Report on Form 10-K [ ]
                       Transition Report on Form 20-F [ ]
                       Transition Report on Form 11-K [ ]
                         Transition Report on Form 10-Q\

                       [ ] Transition Report on Form N-SAR
                        For the Transition Period Ended:
             -----------------------------------------------------

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  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

DANSKIN, INC.
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Full Name of Registrant


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Former Name if Applicable

 530 SEVENTH AVENUE
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Address of Principal Executive Office (STREET AND NUMBER)

   NEW YORK, NEW YORK 10018
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City, State and Zip Code



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PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)



                  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth
        |X| calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and *(See attached
                  Schedule A)
                  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period. (See attached Schedule
A)

The Company is unable to file its Form 10-Q within the prescribed time period principally because of the necessity to devote management time and attention to a prospective financing. The Company is in the process of finalizing the financial information contained in the Form 10-Q and the information necessary to comply with the disclosures required to be made therein. The Company anticipates filing the Form 10-Q no later than the fifth calendar day from the prescribed due date of such Form 10-Q.



PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Donald Schupak                 212                           930-9117
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       (Name)                     (Area Code)                 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
       X YES      / /No

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(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
        X YES    / /No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (See attached Schedule A hereto)

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                                  DANSKIN, INC.
                  (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date           November 10, 1999              By  /s/ Donald Schupak
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                                  ATTACHMENT A


Preliminarily, the Company anticipates that there will be a decrease of approximately 24.3% and 16.7% in net revenues for the three and nine month periods ended September 25, 1999, respectively, versus the comparable prior year periods. The Company realized a reduction in profitability of approximately $1.5 million and $4.9 million for the three and nine month periods ended September 25, 1999, respectively, which was principally attributable to a number of factors, including higher design costs associated with the expansion of the Company's product line beyond `activewear' to `everywhere,' unfavorable manufacturing variances, increased sales of close out merchandise and costs relating to the Company's rationalization of its retail operations.